SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Myriad Genetics, Inc

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

62855J104

(CUSIP Number)

March 14, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62855J104	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Visium Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,486,600 (See Item 4)
6 SHARED VOTING POWER None
7 SOLE DISPOSITIVE POWER 2,486,600 (See Item 4)
8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,486,600 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.73%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

Page 2 of 7 Pages

CUSIP No. 62855J104	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) JG Asset, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,486,600 (See Item 4)
6 SHARED VOTING POWER None (See Item 4)
7 SOLE DISPOSITIVE POWER 2,486,600 (See Item 4)
8 SHARED DISPOSITIVE POWER None (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,486,600 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.73%
12	TYPE OF REPORTING PERSON* OO

Page 3 of 7 Pages

CUSIP No. 62855J104	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jacob Gottlieb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,486,600 (See Item 4)
6 SHARED VOTING POWER None (See Item 4)
7 SOLE DISPOSITIVE POWER 2,486,600 (See Item 4)
8 SHARED DISPOSITIVE POWER None (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,486,600 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.73%
12	TYPE OF REPORTING PERSON* IN

Page 4 of 7 Pages

CUSIP No. 62855J104	Page 5 of 7 Pages

Item 1	(a)	Name of Issuer:

Myriad Genetics, Inc

	(b)	Address of Issuer’s Principal Executive Offices:

320 Wakara Way Salt Lake City, UT 84108

Item 2	(a) – (c)	This statement is filed on behalf of the following:

(1) Visium Asset Management, LP, a Delaware limited partnership (“VAM”), with its principal business office at Visium Asset Management, LP, 950 Third Avenue, New York, NY 10022. VAM is the investment advisor to pooled investment vehicles.

(2) JG Asset, LLC, a Delaware limited liability company (“JG Asset”), with its principal business office c/o Visium Asset Management, LP, 950 Third Avenue, New York, NY 10022. JG Asset is the General Partner of VAM.

(3) Jacob Gottlieb (“Gottlieb”), a natural person, with his principal business office c/o Visium Asset Management, LP, 950 Third Avenue, New York, NY 10022. Gottlieb is the Managing Member of JG Asset.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

62855J104

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Page 5 of 7 Pages

CUSIP No. 62855J104	Page 6 of 7 Pages

Item 4	Ownership:[1]

VAM

(a) Amount Beneficially Owned:

By virtue of its position as investment manager to pooled investment funds, VAM may be deemed to beneficially own the 2,486,600 shares of the Company’s Common Stock beneficially owned by the pooled investment vehicles.

(b) Percent of Class:

5.73%

(c) Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

2,486,600 shares

(ii) shared power to vote or to direct vote:

None

(iii) sole power to dispose or direct disposition of:

(iv) shared power to dispose or to direct disposition of:

None

JG Asset

(a) Amount Beneficially Owned:

By virtue of its position as General Partner to VAM, JG Asset may be deemed to beneficially own the 2,486,600 shares of the Company’s Common Stock beneficially owned by VAM.

(b) Percent of Class:

5.73%

(c) Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

None

(ii) shared power to vote or to direct vote:

2,486,600 shares

(iii) sole power to dispose or direct disposition of:

None

(iv) shared power to dispose or to direct disposition of:

2,486,600 shares

Jacob Gottlieb

(a) Amount Beneficially Owned:

By virtue of his position as the Managing Member of JG Asset, Gottlieb may be deemed to beneficially own the 2,486,600 shares of the Company’s Common Stock beneficially owned by JG Asset.

(b) Percent of Class:

5.73%

(c) Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

2,486,600 shares

(ii) shared power to vote or to direct vote:

None

(iii) sole power to dispose or direct disposition of:

2,486,600 shares

(iv) shared power to dispose or to direct disposition of:

None

(v) sole power to dispose or direct disposition of:

None

VAM, JG and Gottlieb disclaim beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of the other individual officers and members of VAM or JG is, for any purpose, the beneficial owner of any of the Securities.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[1]	Note: Items (a), (c)(i) and (c)(iii) will need to be footnoted for each entity with footnote text at the end of this Item 4 to explain any warrant, conversion cap, etc. issues.

Page 6 of 7 Pages

CUSIP No. 62855J104	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2008

VISIUM ASSET MANAGEMENT, LP

By:	/s/ Mark Gottlieb
Mark Gottlieb
Authorized Representative for Jacob Gottlieb

JG ASSET, LLC

By:	/s/ Mark Gottlieb
Mark Gottlieb
Authorized Representative for Jacob Gottlieb

JACOB GOTTLIEB

By:	/s/ Mark Gottlieb
Mark Gottlieb
Authorized Representative for Jacob Gottlieb

Page 7 of 7 Pages